

November 15, 2013

Scott Tarriff
Chief Executive Officer
Eagle Pharmaceuticals, Inc.
50 Tice Boulevard, Suite 315
Woodcliff Lake, NJ 07677

> **Re:** **Eagle Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 21, 2013**
> **CIK No. 0000827871**

Dear Mr. Tarriff:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please note that when you file a pre-effective amendment containing pricing relating-relating information, we may have additional comments. Pricing-relating information must be filed prior to circulating the prospectus. Please ensure that your price range is bona fide. We interpret this to mean that your range may not exceed $2 if your price is below $20 and 10% if you price above $20.

2. Please provide us with a copy of all graphic materials or artwork you intend to include in your prospectus. We may have comments, which you should address before printing your preliminary prospectus for distribution.

3. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

4. We note that you intend to seek confidential treatment for several of your exhibits. Please note that comments on your confidential treatment request will be sent under separate cover.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. Please include audited financial information for the fiscal year ended September 30, 2013 in your next filing as your registration statement cannot be declared effective without them. Refer to Item 3-12(b) of Regulation S-X.

Prospectus Summary

Overview, page 1

7. We note your statement that your "disclosed product portfolio includes two approved products and six advanced product candidates." You should describe all material products and product candidates. We also note your disclosure relating to additional products in your portfolio on page 90. Please either confirm that none of these candidates are material or expand your disclosures to describe the other products that are material. To the extent you have invested material amounts in developing these candidates or in obtaining rights related to them, you should expand your disclosures accordingly.

8. Please revise your disclosure here and throughout the document to make it clear that you do not plan to commercialize one of your approved products (EP-2101) in the United States.

9. Please provide some support for your assertion that you anticipate sales of Bendamustine to continue to grow substantially.

10. We note your statement in the footnote to the table on page 2 that some of the branded sales amounts are based on management's estimates. Supplementally explain how you have estimated these amounts.

11. We note your reference to your "unique business model." Please explain what makes it unique. For example, are you the only company focused on commercializing injectable products using 505(b)(2)?

The Offering, page 6

12. Please indicate on this page what percentage of the shares of your common stock will be owned by non-affiliates after completion of the offering.

Risk Factors

We have incurred significant losses since our inception, page 10

13. Please revise this risk factor to explicitly state that you believe that based on current projections you may only have cash flows sufficient to fund your operations through the third quarter of 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, page 63

14. Please describe what the Prescription Drug User Fee Act is and why it is important.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 73

15. You disclose on page F-25 that you have 5,453,303 options outstanding at a weighted average exercise price of $.88 per share at June 30, 2013. Please disclose a table that provides the following information related to your options granted: the date of grant, number of shares underlying options granted, exercise price per share, and the estimated fair value of the underlying shares of common stock subsequent to June 30, 2012. Provide us with the objective evidence and analysis which supports your determination of the fair value at each grant date. We will evaluate your disclosures relating to equity issuances once an IPO price has been determined.

16. On page F-15 you disclosed that the expected stock price volatility was determined by examining the historical volatilities for industry peers as you did not have any trading history for your common stock. Please provide us the guideline public companies that you selected and what similarities existed between you and the guideline public companies selected such as the number of products, types of products, size, working capital, liquidity, etc. Specify any adjustments that were made to reflect differences between you and the public companies selected. Disclose the methodology used to determine your expected volatility factor from the data obtained for the selected companies.

17. Please note the following once your IPO price has been determined:

- Please disclose the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.
- Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.
- Confirm that no additional equity issuances were made subsequent to the latest balance sheet or provide additional disclosure in that regard.
- We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

Business

Validated Business Model, page 80

18. Please describe what the impact will be on you when your competitors are able to receive full approval and commercialization of their undifferentiated ANDAs on June 30, 2014.

Limitations of Dantrium and Revonto, page 84

19. Please disclose what the "detrimental secondary physiological consequences" are that may result and what the "certain circumstances" are when these side effects may occur.

EP-2101, page 90

20. Please revise this discussion to disclose when you intend to launch EP-2101 in Europe and why you do not plan to commercialize this product in the United States.

License and Development Agreement with the Medicines Company, page 94

21. Please expand the third paragraph to explain if you share gross profits equally with Sandoz and The Medicines Company. If the profits are not shared equally, please revise to explain how they are divided the profits.

Settlement Agreement and Related Supply Agreement with Sandoz, page 94

22. Please revise the statement that Sandoz is obligated to pay you a majority of the net profits for all Authorized Generic product sold by Sandoz to more clearly explain how much of the net profits Sandoz is obligated to pay you. If this is competitively harmful information, you may disclose a range of not more than 10 percentage points rather than the exact allocation.

Development and License Agreement with SciDose (argatroban and bivalirudin), page 95

23. Please revise to be more specific with respect to the royalty arrangements. "Mid double digits" and "low to mid double digits" does not provide sufficient information. If the exact percentage is competitively harmful information and you intend to seek confidential treatment for this information, please provide a range of not more than 10 percentage points.

Government Regulation, page 98

24. Please define the acronym "IND" in its first instance of use.

Note 12. License Agreements of Development and Commercialization Rights

Commercialization Rights, page F-28

25. Please revise your disclosure to clarify the nature of the underlying events which trigger the $13 million in potential milestones as "upon the achievement of certain goals" is vague. Separately disclose each individually material milestone payment. Refer to ASC 605-28-50-2. Also clarify the status of the agreement and the amount recognized for each period presented.

26. Regarding your September 2009 licensing agreement, please clarify the status of the licensing agreement and why no amounts were recognized in periods subsequent to September 30, 2011, if true, or disclose the amounts recognized for each period presented.

Note 13. Asset Sales, page F-30

27. You indicate that you cannot estimate the outcome of the litigation with Hikma. Regarding possible interest and damages, provide the disclosure required by ASC 450-20-50-4.

28. Please revise your disclosure to explain the facts and circumstances that would require $5.7 million related to divesting another non-core product in 2010 to be refunded as "under certain circumstances" is vague. Also revise to clarify the nature of the underlying events which trigger the $1.5 million that may be received as "dependent on certain events" is vague.

　　　　If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sasha Parikh at (202) 551-3627 or James Rosenberg, Senior Assistant Chief Accountant at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director

Via E-mail
Marc Recht, Esq.
Cooley, LLP